Exhibit 26

ISSUER PURCHASES OF EQUITY SECURITIES

AGBA Group Holding Limited - For the Period October 1, 2023 through December 31, 2023 - None

Use the checkbox to indicate if any officer or director reporting pursuant to Section 16(a) of the Exchange Act (15 U.S.C. 78p(a)) purchased or sold shares or other units of the class of the registrant’s equity securities that are registered pursuant to section 12 of the Exchange Act and subject of a publicly announced plan or program within four (4) business days before or after the registrant’s announcement of such repurchase plan or program or the announcement of an increase of an existing share repurchase plan or program. ☐

Execution Date	Class of Shares	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under Publicly Announced Plans or Programs	Total Number of Shares Purchased on the Open Market	Total Number of Shares Purchased that are Intended to Qualify for the Safe Harbor in Rule 10b-18	Total Number of Shares Purchased Pursuant to a Plan that is Intended to Satisfy the Affirmative Defense Conditions of Rule 10b5-1c
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